Exhibit 10.1
AMENDED AND RESTATED EMPLOYMENT AGREEMENT
This AMENDED AND RESTATED EMPLOYMENT AGREEMENT (“Agreement”) is entered into as of April 1, 2011 (the “Effective Date”) by and between CAVCO INDUSTRIES, INC., a Delaware corporation (the “Company”), and JOSEPH H. STEGMAYER, an individual resident of the State of Arizona (the “Executive”).
The Company and Executive hereby agree as follows:
SECTION 1. Definitions. For purposes of this Agreement, the following definitions shall apply:
“Annual Bonus” shall mean the bonus paid based upon pretax income for each fiscal year of the Company pursuant to Section 5(b)(i) of this Agreement.
“Average Bonus” shall mean the result obtained by dividing by two the sum of the Annual Bonus payments, if any, paid to the Executive in respect of the two (2) fiscal years next preceding the fiscal year in which the Average Bonus is due.
“Board” shall mean the Board of Directors of the Company.
“Breach” shall mean a breach by either the Executive or the Company, as the case may be, of a term of this Agreement which breach remains uncured at the end of the applicable “cure period.” In the case of a Breach by the Company, the “cure period” will be the 30 day period beginning on the day of its receipt of written notice from Executive specifying the provision of this Agreement which Executive believes has been violated. In the case of a breach by Executive, the “cure period” shall be the 30 day period described below in the definition of “Termination for Good Reason.”
“Change in Control” shall be deemed to have occurred if: (i) the Company merges or consolidates with any other corporation (other than a Subsidiary) and is not the surviving corporation (or survives only as a Subsidiary of another corporation), (ii) the Company sells all or substantially all of its assets to any other person or entity (other than a Subsidiary), (iii) the Company is dissolved, or (iv) a third person, including a “group” as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, becomes the beneficial owner of shares of Cavco Common Stock having 50% or more of the total number of votes that may be cast for the election of directors of the Company; or as a result of, or in connection with, a contested election for directors, the persons who were directors of the Company before such election shall cease to constitute a majority of the Board of the Company. Notwithstanding any provision of this paragraph, an event, transaction, or corporate action described in this Subsection which would otherwise be deemed a Change in Control, will not be deemed a Change in Control if: it is a management led or supported transaction by persons who were the directors of the Company and persons who were the executive officers of the Company as of six months prior to such event; and if immediately after such event such persons constitute a majority of the directors and constitute a majority of executive officers for, and own in the aggregate at least fifteen percent of the voting securities or interest of, the Company or the surviving or resulting corporation or the parent of the resulting corporation. Notwithstanding anything in this Agreement to the contrary, an event will not be considered a Change in Control unless the event also qualifies as a “change in control event” as defined in Treas. Reg. §1.409A-3(i)(5)(i). In addition, an event will not be considered a Change in Control unless the transaction which will result in the Change in Control closes.

“Code” means the Internal Revenue Code of 1986.
“Common Stock” means the common stock of the Company, par value $.01 per share.
“Compensation Committee” shall mean the Compensation Committee of the Board of Directors of the Company.
“Disability” shall mean that the Executive, with or without any accommodation required by law, is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of the Company. For purposes of this Agreement, the Executive will be deemed to have a “Disability” on the last day of the third month for which the Executive receives the income replacement benefits.
“Plan” means the Cavco Industries, Inc. 2005 Stock Incentive Plan as it may be amended from time to time, or such other plan that may be adopted by the Company.
“Subsidiary” shall mean a corporation, partnership, joint venture, limited liability company, or any other entity in which the Company owns 50% or more of the stock, partnership interests, joint venture interests, membership interests, or other equity in such entity, or controls, through the right to vote for the management of the entity or otherwise, such entity, and shall include all entities which are controlling, controlled by, or under common control with such corporation, partnership, joint venture, limited liability company, or other entity.
“Termination for Cause” shall mean the Company’s termination of the Executive’s employment pursuant to a determination by the Board, in its sole and absolute discretion, but acting in good faith, that the Executive is guilty of engaging in acts during the Term of this Agreement that constitute theft, dishonesty, fraud, or embezzlement, or that constitute willful and repeated insubordination.
“Termination for Good Reason” shall mean the Executive’s termination of this Agreement and the Executive’s employment for “Good Reason.” For purposes of this Agreement, “Good Reason” means the occurrence of any of the following (unless Executive has expressly agreed to such event in a signed writing): (i) a material diminution in the Executive’s authority, duties, or responsibilities; (ii) a material diminution in the authority, duties or responsibilities of the supervisor to whom the Executive is required to report, including a requirement that the Executive report to an officer or employee of the Company instead of reporting directly to the Company’s Board; or (iii) the Company’s material Breach of this Agreement.

The Executive must provide the Company with written notice of the occurrence of the action or Breach giving rise to Good Reason within 90 days of the initial existence of such action or Breach. Notwithstanding any provisions of this Agreement to the contrary, none of the events described above will constitute Good Reason if, within 30 days after the Executive provides the Company with a written notice specifying the occurrence or existence of the action or Breach that the Executive believes constitutes Good Reason, the Company has fully corrected (or reversed) such action or Breach. Executive’s employment will terminate on the day following the expiration of this 30 day “cure period,” unless the Executive and the Company agree to a later date (not later than two years following the initial existence of such breach or action). The Executive shall be deemed to have waived his right to terminate for Good Reason with respect to any such action or breach if he does not notify the Company in writing of such action or breach within 90 days of the event that gives rise to such action or Breach.
“Termination Without Cause” shall mean the Company’s termination of the Executive’s employment for any reason other than a Termination for Cause.
All other defined terms set forth in the text of this Agreement will have the meaning assigned to them in this Agreement.
SECTION 2. Employment. From and after the Effective Date, the Company will employ the Executive upon the terms and conditions set forth herein.
SECTION 3. Term. Subject to the terms and conditions set forth herein, the Executive shall be employed for a term commencing on the Effective Date and ending on March 31, 2015 (the “Initial Term”), unless earlier terminated as provided in this Agreement. Thereafter, the term of this Agreement shall automatically be extended for successive one (1) year periods (“Renewal Terms”) unless either the Board or the Executive gives written notice to the other at least ninety (90) days prior to the end of the Initial Term or any Renewal Term, as the case may be, of its or his intention not to renew the term of this Agreement. The Initial Term and any Renewal Terms of this Agreement shall be collectively referred to as the “Term.”
SECTION 4. Duties and Responsibilities.
(a) The Executive shall serve in the capacity of Chairman of the Board, President and Chief Executive Officer of the Company, subject to the direction of the Board of Directors of the Company. The Executive’s duties under this Agreement shall consist of the performance of such services as are consistent with the responsibilities of said office and such other services commensurate with his position as a senior executive of the Company as may be assigned to him from time to time by the Board. Such duties shall be performed within the policies and guidelines established from time to time by the Board, subject at all times to the ultimate control and direction of the Board.
(b) At all times during the Term, the Executive shall devote substantially all of his business time, attention and energies to the performance of his duties under this Agreement, and shall not undertake or be engaged in any other activities, whether or not pursued for gain, profit or other pecuniary advantage, which could impair his ability to fulfill his duties to the Company under this Agreement, without the prior written consent of the Board.

(c) The Executive shall perform his duties under this Agreement with fidelity and loyalty, to the best of his ability, experience and talent and in a manner consistent with his fiduciary responsibilities.
SECTION 5. Compensation.
(a) Base Salary. During the Term, the Company shall pay a salary (the “Base Salary”) to the Executive as set forth in following schedule, payable in accordance with the general payroll practices of the Company in effect from time to time.

PERIOD	ANNUAL SALARY
April 1, 2011 to March 31, 2012	$400,000
April 1, 2012 to March 31, 2013	$450,000
April 1, 2013 to March 31, 2015	$500,000
Notwithstanding the foregoing, the Compensation Committee may review the Executive’s Base Salary at any time and in its sole discretion adjust the Executive’s then current Base Salary; provided, however, that the Compensation Committee may not decrease the Executive’s then current Base Salary without the prior written consent of the Executive. If the term of this Agreement is extended into a Renewal Term as provided in Section 3 above, then the annual salary of the Executive shall be determined by the Compensation Committee in its reasonable business judgment provided that in no event may the Compensation Committee decrease the annual salary of the Executive below that of any previous fiscal year during the Renewal Term.
(b) Bonus.
(i) Annual Bonus. In addition to the payment of Base Salary, for each fiscal year of the Company during the Term, the Executive shall be awarded cash in an amount equal to (i) five percent (5%) of the first $4 million of pretax income of the Company, plus (ii) six percent (6%) of the next $16 million of pretax income of the Company, plus (iii) three percent (3%) of pretax income of the Company above $20 million, provided that the cash award on pre-tax earnings of any material assets or businesses acquired after June 30, 2011 shall be determined by the Compensation Committee in its sole judgment, in good faith, in consultation with the Executive (with “material” being determined by the Compensation Committee in good faith). The amount of pretax income of the Company, upon which the award is made, will be determined by the Board after the conclusion of the relevant fiscal year. The Annual Bonus shall be made pursuant to Section 7(e) of the Plan (or similar provision in any other plan that may be adopted by the Company) in accordance with Section 162(m) of the Code. The Annual Bonus payable to the Executive for any fiscal year of the Company may not exceed the limit set forth in Section 7(f)(iii) of the Plan. The cash bonus payment described in this Section 5(b)(i) shall be paid to the Executive in a single lump sum payment within 65 days following the end of the fiscal year for which Executive earns such cash bonus.

(ii) Other Bonus Awards.
(1) Special Performance Bonus. The Executive shall be awarded cash in the sum of $1 million (or a percentage thereof as indicated below), conditioned upon the attainment of the following 4-year compounded annual growth rate (CAGR) performance targets, using the Company’s pre-tax earnings for the four fiscal quarters ended on December 31 2010 as a base year (i.e., calendar year 2010) compared to the four fiscal quarters ending December 31, 2014 (i.e., calendar year 2014):

FOUR YEAR CAGR	PERCENT VESTING
Below 30%	0%
30% to 39.9%	50%
40% to 49.9%	80%
50% and up	100%
If the four-year CAGR in pre-tax earnings exceeds 30% but is less than 50%, the Compensation Committee shall compute the percent vesting pro-rata using linear interpolation to the nearest tenth of percent of vesting (as an example only, if four-year CAGR is computed at 35%, then vesting would be 65%). This cash award shall be paid promptly after December 31, 2014 as soon as practicable after the Company files its financial statements for the quarter ending December 14, 2014 with the Securities and Exchange Commission (but no later than February 28, 2015) upon confirmation by the Compensation Committee of achievement of the performance target(s).
(2) On December 31, 2014, the Executive shall be awarded cash in the sum of $3 million. The cash bonus payment described in this Section 5(b)(ii)(2) is subject to the requirements of Section 409A of the Code and shall be payable in accordance with Section 10 in $500,000 increments (together with simple interest at 5% per annum on the unpaid balance) on a date selected by the Company between January 1 and January 30 in each of years 2015 through 2020.
(iii) Subject to the provisions of Section 5(b)(iv) below, the payment of any bonus under Section 5(b)(ii) shall be conditioned upon the Executive’s employment by the Company on December 31, 2014.
(iv) With respect to the bonuses set forth in Section 5(b)(ii), vesting shall accelerate in the event of (a) a Change in Control, (b) Separation from Service due to a Termination Without Cause or a Termination for Good Reason, (c) the Executive’s death, or (d) the Executive’s Disability. Subject to the requirements of Section 9(e) in the event of a Termination Without Cause, and subject to the requirements of Section 10, payment then will be made within 65 days following the occurrence of the event (e.g., the closing of the transaction that results in the Change in Control, the Executive’s Separation from Service or the Executive’s death or Disability) that results in the payment. The Executive may not select the calendar year of payment. In the case of the “Special Performance Bonus” provided pursuant to Section 5(b)(ii)(1), in calculating the amount of the bonus, it will be assumed that the performance goal was satisfied at the 100% level. Notwithstanding the foregoing, the payments and benefits provided in this Section 5 are subject to and conditioned upon the Executive executing a general release and waiver (in the form reasonably acceptable to the Company), waiving all claims the Executive may have against the Company, its successors, assigns, affiliates, executives, officers and directors, and such payments are subject to and conditioned upon the Executive’s compliance with the Noncompetition covenants provided in Section 9 hereof.

(v) In the event the Executive Separates from Service for any reason after December 31, 2014 (e.g., Separation from Service due to retirement, voluntary resignation by Executive, Termination for Cause, Termination Without Cause, Termination for Good Reason, termination without Good Reason, or upon death, or Disability), before or after a Change in Control, any bonus payable under Section 5(b)(ii) that has not been paid, including accrued but unpaid interest under Section 5(b)(ii)(2), shall, subject to Section 10 below, be paid to Executive (or his heirs or executors) within 65 days following the occurrence of the event that results in the payment. The Executive may not select the calendar year of payment.
(c) Stock Options. The Executive shall be entitled to receive an annual grant of options in each fiscal year during the term of this Agreement to acquire shares of the Common Stock of the Company, the value of which shall equal 100% of the Executive’s then Base Salary using the Black-Scholes option value model (i.e., the number of shares shall equal the grant date Base Salary divided by the Black-Scholes option value. For example, assuming a Base Salary of $400,000 and a Black-Scholes option value of $20 per share, a grant of 20,000 shares would be made). The number of shares to be granted shall be rounded to the nearest 500 shares and shall not exceed the maximum grant limit for an individual as set forth in the Plan. Vesting criteria (and achievement of such) and vesting timing shall be at the sole discretion of the Compensation Committee.
Each such option grant shall be made from, and shall be subject to the standard terms set forth in, the Plan and shall be memorialized in a written agreement. The per share exercise price of options will be equal to the fair market value of Cavco Common Stock on the date of the grant, as determined in accordance with the Plan.
(d) Expense Reimbursement. During the Term, the Executive shall be entitled to receive prompt reimbursement for all reasonable out-of-pocket expenses incurred in the reasonable discretion of the Executive in connection with the due and proper performance of his duties hereunder in accordance with the Company’s regular practices with respect to other similarly situated executives of the Company.
(e) Incentive, Savings and Retirement Plans. During the Term, the Executive shall be entitled to participate in all incentive, savings and retirement plans (whether or not qualified under the Code) as amended, established or adopted and maintained by the Company from time to time, in accordance with the Company’s regular practices applicable to other similarly situated executives of the Company. The provisions of this Section 5(e) shall not affect in any way the rights of the Company to amend or terminate any such incentive, savings or retirement plans in accordance with the terms of such plans and the provisions of applicable law.
(f) Group Benefit Plans. During the Term, the Executive shall be entitled to participate in all group benefit plans (including, but not limited to, disability, accident, medical, life insurance and hospitalization plans) established or adopted and maintained by the Company from time to time, in accordance with the Company’s regular practices applicable to other similarly situated executives of the Company. The provisions of this Section 5(f) shall not affect in any way the rights of the Company to amend or terminate any such group benefit plans in accordance with the terms of such plans and the provisions of applicable law.

(h) Vacation. The Executive shall be entitled to such vacation, holidays and other paid or unpaid leaves of absence as are consistent with the Company’s normal policies or as are otherwise approved by the Company.
(i) Withholding. All cash payments made to Executive shall be subject to customary federal, state and local income tax withholding.
SECTION 6. Termination and Resignation. The Company shall have the right to terminate the Executive’s employment hereunder at any time and for any reason, and upon any such termination the Executive shall be entitled to receive from the Company prompt payment of the amount determined pursuant to the applicable Subsection of Section 7 below. The Executive shall have the right to terminate his employment hereunder at any time by resignation, and thereupon the Executive will be entitled to receive from the Company prompt payment of the amount determined pursuant to the applicable Subsection of Section 7 below.
SECTION 7. Payments Upon Termination and Resignation.
(a) Termination for Cause; Voluntary Resignation. In the event of a Termination for Cause, or if the Executive voluntarily resigns prior to the occurrence of a Change in Control of the Company and such resignation does not constitute a Termination for Good Reason, then the Executive shall be entitled to receive only his then current Base Salary up to the date of the Executive’s termination or resignation, as the case may be. The Executive shall not be entitled to the cash bonus described in Section 5(b)(i) for the year of such termination or resignation.
(b) Termination Prior to a Change in Control. If, prior to the occurrence of a Change in Control, Executive dies or becomes Disabled, or if the Executive’s employment is terminated as the result of a Termination Without Cause or if the Executive terminates his employment for Good Reason, and in each case such termination constitutes a Separation from Service as defined in Section 10, the Executive (or his heirs or executors) shall be entitled to the following:
(i) Continued payment of Executive’s then current Base Salary for the remaining Term of this Agreement plus one (1) year following the expiration of the Term of the Agreement. Subject to Section 10, the Base Salary payments to which the Executive is entitled pursuant to this Section 7(b)(i) shall be paid in accordance with the Company’s normal payroll procedures commencing on the first pay period immediately following the date on which the Executive dies, becomes Disabled or incurs a Separation from Service due to a Termination without Cause or a Termination for Good Reason, as the case may be.
(ii) A single lump sum cash payment in an amount equal to two times the Average Bonus. The lump sum payment to which the Executive is due pursuant to this Section 7(b)(ii) shall be paid to Executive in a single lump sum payment within 65 days following the date on which the Executive dies, becomes Disabled or incurs a Separation from Service, due to a Termination without Cause or a Termination for Good Reason, as the case may be. The Executive may not select the calendar year of payment.

(iii) Continued health insurance benefits, at substantially the level the Executive was receiving immediately prior to the date on which the Executive dies, becomes Disabled or incurs a Separation from Service, as the case may be, for a period of 18 months following the date on which the Executive dies, becomes Disabled or incurs a Separation from Service, due to a Termination without Cause or a Termination for Good Reason, as the case may be. The Company will satisfy the obligation to provide the health insurance benefits pursuant to this Section 7(b)(iii) by either paying for or reimbursing the Executive for the actual cost of COBRA coverage (and Executive shall cooperate with Company in all respects in securing and maintaining such benefits, including exercising all appropriate COBRA elections and complying with all terms and conditions of such coverage in a manner to minimize the cost). In order to ensure compliance with Section 409A of the Code, the amount of expenses eligible for reimbursement, or the amount of benefits provided to the Executive, in one taxable year may not affect the expenses eligible for reimbursement or the amount of benefits provided in any other taxable year. All reimbursements must be made no later than December 31 of the calendar year following the calendar year in which the expense was incurred. The Executive may not elect to receive cash or any other benefit in lieu of the benefits provided by this Section 7(b)(iii). The Company’s obligation under this Section 7(b)(iii) will cease when and if the Executive becomes eligible to receive substantially similar coverage with a successor employer.
(c) Termination Following a Change in Control. If within two years after the occurrence of a Change in Control of the Company: (i) the Executive’s employment is terminated as the result of a Termination Without Cause, or (ii) the executive voluntarily resigns his employment hereunder for any reason, and in each case such termination constitutes a Separation from Service as defined in Section 10, the Company will pay to the Executive a lump sum termination payment equal to two times the sum of the Executive’s then current Base Salary and Average Bonus. Subject to Section 10, the lump sum termination payment described in this Section 7(c) will be paid to the Executive within 65 days following the Executive’s Separation from Service. If the Executive receives payments pursuant to this Section 7(c), no payments will be due pursuant to Section 7(b). The Executive may not select the calendar year of payment.
(d) Notwithstanding the foregoing, the payments and benefits provided in this Section 7 are subject to and conditioned upon the Executive executing a general release and waiver (in the form reasonably acceptable to the Company), waiving all claims the Executive may have against the Company, its successors, assigns, affiliates, executives, officers and directors, and such payments are subject to and conditioned upon the Executive’s compliance with the Noncompetition covenants provided in Section 9 hereof.
SECTION 8. Confidentiality. The Executive recognizes and acknowledges that the names of the Company’s customers, the Company’s methods of operation, sales, engineering and other trade secrets, as they may exist from time to time, are valuable, special and unique assets of the Company. The Executive shall not, during or after the term of his employment under this Agreement, disclose any such names or other trade secrets, or any part thereof, that he becomes aware of during his employment, to any person, firm, corporation, association or other entity.

SECTION 9. Non-competition.
(a) During the Term of this Agreement and for a period of two years following the resignation of the Executive, a Termination for Cause, a Termination Without Cause (but subject to Section 9(d) below), or a Termination for Good Reason (and in no event for a period of less than four years from the Effective Date) the Executive shall not:
(i) engage in any Competing Business, or become associated with any entity, whether as a principal, partner, employee, consultant, shareholder or otherwise (other than as a holder of not in excess of 5% of the outstanding voting shares of any publicly traded company) that is actively engaged in any Competing Business, in the Business Territory. The term “Competing Business” means: the manufacturing, distribution, sale (wholesale and retail), financing (wholesale and retail), and insuring of manufactured homes, modular homes, park model recreational trailers and cabins, and modular commercial structures. The term “Business Territory” means: any geographic area in which the Company conducts business or sells products as of the Effective Date or at the time of the alleged competition; provided, however, if a court determines such a geographic scope is unenforceable, Business Territory shall mean the continent of North America; provided, however, if a court determines such a geographic scope is unenforceable, Business Territory shall mean the 48 continental states and the southern portion of Canada (for the purposes of this Agreement, the “Southern Portion” of Canada is that area within 200 miles of the Unites States Border); provided, however, if a court determines such a geographic scope is unenforceable, Business Territory shall mean the United States; provided, however, if a court determines such a geographic scope is unenforceable, Business Territory shall mean any state to which the Company has shipped a manufactured home, modular home, park model recreational trailer, cabin, or modular commercial structure in the twenty-four (24) month period prior to the date of this Agreement; provided, however, if a court determines such a geographic scope is unenforceable then Business Territory shall mean any location within a fifty (50) mile radius of any Company office or manufacturing facility.
(ii) except in connection with the due and proper performance of his duties hereunder, solicit or contact (with respect to any business conducted by the Company or any of its subsidiaries) retailers, dealers, suppliers, financing parties, customers or potential customers on behalf of any corporation or other entity or any other person engaged in any business conducted by the Company or any of its subsidiaries or affiliates.
(iii) solicit or otherwise induce any employee of the Company or any of its subsidiaries to terminate his or her service with the Company or any such subsidiary, or hire any person who was an employee of the Company or any such subsidiary at any time during the 6-month period immediately prior to the date of termination or expiration of the Executive’s employment hereunder.
(b) It is hereby agreed by and between the Executive and the Company that if a court of competent jurisdiction determines that the four (4) year non-competition and non-solicitation periods identified in this Section 9 are too broad to be enforced, the parties agree that the non-solicitation period shall be three (3) years in duration. If a court of competent jurisdiction determines that this non-solicitation period as modified is still too broad to be enforced, the parties agree that the non-solicitation period shall be two (2) years in duration.

(c) The Executive and the Company agree that the covenants set forth herein are appropriate and reasonable when considered in light of the nature and extent of the businesses conducted by the Company and its subsidiaries. The Executive acknowledges that (i) the Company has a legitimate interest in protecting its business, (ii) the covenants set forth herein are not oppressive to the Executive and contain such reasonable limitations as to time, scope, geographical area and activity, (iii) the covenants do not harm in any manner whatsoever the public interest, and (iv) the Executive has received and will receive substantial consideration for agreeing to such covenants.
(d) It is further agreed that in the event of a Termination Without Cause prior to December 31, 2014, Executive may elect, immediately after such discharge, by written notice which, to be effective, must be received by the Company on or before the tenth (10th) day after such discharge, to forego the bonuses payable under Section 5(ii) in which case the Non-Compete provisions of Section 9(a)(i) herein shall be null and void.
SECTION 10. Section 409A.
(a) The Company intends, but cannot warrant or guarantee, that this Agreement complies with the requirements of Section 409A of the Code or any amendments or exceptions thereto. This Agreement shall be operated in compliance with Section 409A of the Code or an exception thereto and each provision of this Agreement shall be interpreted, to the extent possible, to comply with Section 409A of the Code or an exception thereto.
(b) If the Executive is a “Specified Employee” (as defined in Treasury Regulation §1.409A-1(i)) on the date on which the Executive incurs a Separation from Service, the payments described in Sections 5(b)(v), 7(b)(i), and 7(c), to the extent such payments are subject to the requirements of Section 409A (and do not qualify for an exception thereto) shall not be made to Executive prior to the first (1st) business day following the date which is six (6) months following the date on which the Executive’s Separation from Service occurs. Any amounts that would have been paid during the six (6) months following the Executive’s Separation from Service will be paid on the first business day following the expiration of the six-month period without interest thereon.
(c) For purposes of this Agreement, the term “Separation from Service” means, either (i) termination of the Executive’s employment with the Company and all Affiliates, or (ii) a permanent reduction in the level of bona fide services the Executive provides to Company and all Affiliates to an amount that is 20% or less of the average level of bona fide services the Executive provided to the Company in the immediately preceding 36 months, with the level of bona fide service calculated in accordance with Treasury Regulation §1.409A-1(h)(1)(ii).
For purposes of determining whether a Separation from Service has occurred under this Section 10, the term “Affiliate” shall have the meaning assigned in Treasury Regulation §1.409A-1(h)(3) (which generally requires fifty percent (50%) common ownership).

The Executive’s employment relationship is treated as continuing while the Executive is on military leave, sick leave, or other bona fide leave of absence (if the period of such leave does not exceed six (6) months, or if longer, so long as the Executive’s right to reemployment with Company or an Affiliate is provided either by statute or contract). If the Executive’s period of leave exceeds six (6) months and the Executive’s right to reemployment is not provided either by statute or by contract, the employment relationship is deemed to terminate on the first day immediately following the expiration of such six-month period. Whether a Separation from Service has occurred will be determined based on all of the facts and circumstances and in accordance with regulations issued by the United States Treasury Department pursuant to Section 409A of the Code.
(d) If the Company fails to make any payment, either intentionally or unintentionally, within the time period specified in this Agreement, but the payment is made within the same calendar year, such payment will be treated as made within the time period specified in this Agreement pursuant to Treasury Regulation §1.409A-3(d). In addition, if a payment is not made due to a dispute with respect to such payment, the payment may be delayed in accordance with Treasury Regulation §1.409A-3(g).
(e) Under no circumstances may the time or schedule of any payment made or benefit provided pursuant to this Agreement be accelerated or subject to a further deferral except as otherwise permitted or required pursuant to regulations and other guidance issued pursuant to Section 409A of the Code. The Executive does not have any right to make any election regarding the time or form of any payment due under this Agreement.
SECTION 11. Miscellaneous.
(a) Entire Agreement; Amendment; Termination of Previous Agreement. This Agreement cancels and supersedes all previous agreements relating to the subject matter of this Agreement, written or oral, between the parties hereto (including for periods of time on and after April 1, 2011, the Employment Agreement dated June 30, 2003 between Employee and Company, as amended by the First Amendment to Employment Agreement, dated March 26, 2007 and the Amendment to Employment Agreement dated December 29, 2010, provided that such Employment Agreement, as amended, shall continue in full force and effect for periods of time prior to April 1, 2011) and contains the entire understanding of the parties hereto with respect to the subject matter hereof and shall not be amended, modified or supplemented in any manner whatsoever except as otherwise provided herein or in writing signed by each of the parties hereto.
(b) Reimbursement of Legal Expenses. If at any time the Executive (or his beneficiary or beneficiaries, or his estate, as the case may be) shall commence any legal action to enforce any of the terms or provisions of this Agreement, including, without limitation, any term or provision requiring the payment of compensation to the Executive hereunder, whether in installments or in a lump sum, or the payment of the severance benefit hereunder, and such legal action results in a decision favorable to the person so commencing such action, the Company agrees to reimburse such person for all costs and expenses of such action, including reasonable attorney’s fees, incurred by such person in connection therewith. The reimbursement payment to which any person becomes entitled pursuant to this Section 11(b) shall be paid to such person on or before March 15 of the calendar year following the calendar year in which the favorable decision is rendered.

(c) Succession. This Agreement shall inure to the benefit of and be binding upon the Company, its successors and assigns, including without limitation, any person, partnership or corporation which may acquire all or substantially all or a majority of the Company’s assets and business, or with or into which the Company may be consolidated or merged, and this provision shall apply in the event of any subsequent mergers, consolidations, and transfers, and shall be binding upon the Executive, his heirs and personal representatives.
(d) No Waiver. The failure of either party to insist, in any one or more instances, upon performance of any of the terms or conditions of this Agreement shall not be construed as a waiver or a relinquishment of any right granted hereunder or of the future performance of any such term or condition, but the obligation of the other party with respect thereto shall continue in full force and effect.
(e) Notice. Any notice to be given to the Company hereunder shall be deemed sufficient if addressed to the Company in writing and personally delivered or mailed by certified mail to its office at 1001 N. Central Avenue, 8th Floor, Phoenix, Arizona 85004, Attn: Secretary. Any notice to be given to the Executive hereunder shall be deemed sufficient if addressed to the Executive in writing and personally delivered or mailed by certified mail to 1001 N. Central Avenue, 8th Floor, Phoenix, Arizona 85004, Attn: Joseph H. Stegmayer, Chief Executive Officer. Either party may, by notice as aforesaid, designate a different address or addresses.
(f) Severability. Subject to the provisions of Section 9 (but only with respect to any court determinations described in Section 9(a)(i) and Section 9(b)), in the event any provision of this Agreement shall be held to be illegal, invalid or unenforceable for any reason, the illegality, invalidity, or unenforceability shall not affect the remaining provisions hereof, but such illegal, invalid or unenforceable provision shall be fully severable and this Agreement shall be construed and enforced as if the illegal, invalid or unenforceable provision had never been included herein.
(g) Headings; Drafting. The titles and headings of Sections are included for convenience of reference only and are not to be considered in construction of the provisions hereof. Neither this Agreement nor any provision contained in this Agreement will be interpreted in favor of or against any party hereto because such party or its legal counsel drafted this Agreement or such provision.
(h) Word Usage. Words used in the masculine shall apply in the feminine where applicable, and wherever the context of this Agreement dictates, the plural shall be read as the singular and the singular as the plural.
(i) Governing Law. This Agreement shall be governed in all respects by, and construed and interpreted with, the substantive laws of the State of Arizona (without giving effect to any conflict of laws rule, principle, statute or regulation that would result in the application of the laws of another jurisdiction).

(j) Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or portable document format (pdf)) for the convenience of the parties hereto, each of which will be deemed an original, but all of which together will constitute one and the same instrument, notwithstanding that both parties are not signatories to the same counterpart.
(k) Action by the Company. Any action or decision to be made by the Company under this Agreement shall be made by the Compensation Committee unless this Agreement expressly provides that such action or decision is to be made by the Board (but, in such an event, without the participation by the Executive in the vote with respect to such decision or action).
IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.
CAVCO INDUSTRIES, INC.,
a Delaware corporation

By:	/s/ David A. Greenblatt David A. Greenblatt
Chairman, Compensation Committee of the Board of Directors

EXECUTIVE

/s/ Joseph H. Stegmayer

Joseph H. Stegmayer, an individual resident of the State of Arizona